February 28, 2014

VIA EDGAR

Deborah Skeens

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Aberdeen Funds Post-Effective Amendment No.60 to the Registration Statement Filed on December 26, 2013, Securities Act File No. 333-146680, Investment Company Act File No. 811-22132;

Aberdeen Investment Funds Post-Effective Amendment No.66 to the Registration Statement Filed on December 24, 2013, Securities Act File No. 33-47507, Investment Company Act File No. 811-06652;

Aberdeen Global Select Opportunities Fund Inc. Post-Effective Amendment No.25 to the Registration Statement Filed on December 24, 2013, Securities Act File No. 333-111901, Investment Company Act File No. 811-06017.

Dear Ms. Skeens:

This letter responds to comments on the above-referenced Post-Effective Amendments (each an “Amendment” and collectively, the “Amendments”) that the Staff provided in a telephone conversation with the undersigned on January 17, 2014.  For your convenience, the substance of those comments has been restated below in the order in which they were given.  The Registrants’ responses to each comment are set out immediately under the restated comment.  Capitalized terms, unless otherwise defined herein, have the meanings given them in the Amendments.  Unless otherwise stated, comments generally apply to all series of Aberdeen Funds and Aberdeen Investment Funds and to Aberdeen Global Select Opportunities Fund Inc. (each, a “Fund” and collectively, the “Funds”).  Aberdeen Funds, Aberdeen Investment Funds and Aberdeen Global Select Opportunities Fund Inc. are each referred to herein as a “Registrant” or collectively, as the “Registrants”.

In responding to the comments, where it is necessary to make changes to the Registrants’ registration statements, such changes will be made in post-effective amendments filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended, (the “1933 Act”) prior to the date of effectiveness of the registration statements.

Aberdeen Asset Management Inc.

1735 Market Street, 32nd Floor, Philadelphia, PA 19103

Telephone: (215) 405-5700

Aberdeen Asset Management Inc. is an Investment Adviser registered with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940. Member of the Aberdeen Asset Management Group of Companies.

“Aberdeen” is a U.S. registered service mark of Aberdeen Asset Management PLC.

General Comments

Comment No. 1:                                                     Please confirm supplementally that all missing material information (i.e., financial information) and exhibits will be filed prior to the effective date of the registration statements.

Response:                                                                                        The Registrants confirm that all missing material information and exhibits will be filed prior to the effective date of the registration statements via post-effective amendments filed pursuant to Rule 485(b) under the 1933 Act.

Comment No. 2:                                                     Please make the Tandy representations.

Response:                                                                                        Each Registrant acknowledges that:

(1)         It is responsible for the adequacy and accuracy of the disclosure in its registration statement;

(2)         Staff comments or changes to disclosure in response to staff comments in its registration statement reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the registration statement; and

(3)         It may not assert staff comments as a defense in any proceeding initiated by the SEC or any party under the federal securities laws of the United States.

Comment No. 3:                                                     Please review all tables of contents and page numbers for accuracy.

Response:                                                                                        The Registrants confirm that all tables of contents and page numbers will be reviewed for accuracy and, if necessary, corrected.

Prospectus Comments

Comment No. 4:                                                     For each Fund that is party to an expense limitation agreement, please confirm that the expense limitation agreement will extend for at least one year from the effective date of the applicable registration statement.

Response:                                                                                        The Registrants confirm that for each Fund that is party to an expense limitation agreement, such agreement extends for at least one year from the effective date of the Fund’s registration statement.   Each expense limitation agreement provides that it may not be terminated before February 28, 2015 or the effective date of the 2015 annual update to the Fund’s registration statement, whichever occurs first.  This will be reflected in the Rule 485(b) filings.

Comment No. 5:                                                     For each series of Aberdeen Funds that is party to an expense limitation agreement, under the fee table in the Summary section, please revise the footnote regarding the expense limitation for brevity and to more closely match such footnote used in the Aberdeen Investment Funds’ prospectus, where possible.

Response:                                                                                        The footnotes to the fee tables describing the expense limitations that apply to the series of Aberdeen Funds and Aberdeen Investment Funds track the language in the applicable expense limitation agreements.  Because the series of Aberdeen Funds operate under a separate expense limitation agreement from the series of Aberdeen Investment Funds, and such expense limitation agreements are worded differently, the Registrants believe that the differences in disclosure in the footnotes are appropriate.

Comment No. 6:                                                     For each Fund that is party to an expense limitation agreement, in the expense example in the Summary section, please confirm supplementally that the fee waiver is only reflected in the example for the term of the agreement.

Response:                                                                                        The Registrants confirm that for each Fund that is party to an expense limitation agreement, the fee waiver is reflected in the example only for the term of the agreement.

Comment No. 7:                                                     With respect to the Aberdeen Equity Long-Short Fund, under “Principal Strategies” in the Summary section, please briefly explain the long-short strategy.

Response:                                                                                        Appropriate disclosure will be added under “Principal Strategies” for the Aberdeen Equity Long-Short Fund to more clearly explain the long-short strategy.

Comment No. 8:                                                     With respect to the Aberdeen Equity Long-Short Fund, under “Principal Risks—Short Sale Risk” in the Summary section, please describe the risk of potential unlimited losses associated with short sales.

Response:                                                                                        The current disclosure under “Principal Risks—Short Sale Risk” for the Aberdeen Equity Long-Short Fund will be modified to describe the potential unlimited risk associated with short sales.

Comment No. 9:                                                     For each Fund that discloses “Impact of Large Redemptions and Purchases of Fund Shares” as a principal risk factor in its Summary section, please explain supplementally why it should be considered a principal risk for the Fund for which it is listed.

Response:                                                                                        A Fund may have individual shareholders that hold a relatively large percentage of the Fund’s outstanding securities.  Large redemptions or purchases of Fund shares can impact a Fund in potentially negative ways and carry with them certain risks.  Such large redemptions and purchases may be more likely for those Funds with large shareholders.  In addition, large redemptions may pose a more significant risk for foreign funds that are primarily managed outside of the U.S. than for domestic funds due to time zone differences, which can result in differences between the time shareholders receive redemption proceeds and the time foreign trades settle.  As a result, “Impact of Large Redemptions and Purchases of Fund Shares” is included as a principal risk factor in the Summary section for such Funds.  The Summary sections will be reviewed and “Impact of Large Redemptions and Purchases of Fund Shares” will be removed for any Fund for which it is determined to not be appropriate to be included as principal risk factor.

Comment No. 10:                                              For the Aberdeen Global Natural Resources Fund, in the table “Average Annual Total Returns as of December 31, 2013” in the Summary section, please include a broad-based index as the Fund’s primary index and the S&P Global Natural Resources Index™ as the secondary index.

Response:                                                                                        A broad-based index—the MSCI AC World Index—will be added as the Aberdeen Global Natural Resources Fund’s primary index.

Comment No. 11:                                              For the Aberdeen China Opportunities Fund, under “Principal Strategies” in the Summary section, please provide more detail as to how the Fund invests (e.g., a top-down or bottom-up approach).

Response:                                                                                        More detail about how the portfolio management team invests will be added for the Aberdeen China Opportunities Fund under “Principal Strategies”.

Comment No. 12:                                              For each Fund that invests in derivatives as a principal strategy, please review “Principal Strategies” and “Principal Risks” in the Summary section to ensure that the information is not too generic or standardized and that it describes the actual derivative instruments and associated principal risks the Fund intends to use to achieve its investment objective(s).  Please refer to the Barry Miller Letter to the ICI dated July 30, 2010 and Investment Management Guidance Update 2013-03 dated July 20, 2013, which is available on the SEC website.  Please also confirm supplementally that each derivative instrument listed in the disclosure is consistent with the strategy of the relevant Fund.

Response:                                                                                        The Registrants have reviewed the disclosure under “Principal Strategies” and “Principal Risks” in the Summary sections to ensure that the information is not too generic or standardized and that it describes the actual derivative instruments and associated principal risks the Funds intend to use to achieve their investment objective(s).  The Registrants have also reviewed the derivatives disclosures in the Summary sections of each prospectus to confirm that each derivative instrument listed is consistent with the strategy of the relevant Fund and that the disclosure is consistent with Barry Miller’s letter to the ICI dated July 30, 2010 and the Investment Management Guidance Update 2013-03 dated July 20, 2013.  The Registrants will revise the disclosure to the extent necessary.

Comment No. 13:                                              For each of the Aberdeen Diversified Income Fund, the Aberdeen Dynamic Allocation Fund and the Aberdeen Diversified Alternatives Fund (the “Funds-of-Funds”), under “Principal Risks” in the Summary section, please disclose risk factors relating to the underlying funds only to the extent that they are principal risks of the top tier fund.

Response:                                                                                        The principal risks of the underlying funds will be reviewed and removed from the Summary section of each of the Fund-of-Funds to the extent that such risks are not principal risks of the top tier fund.

Comment No. 14:                                              For each of the Funds-of-Funds, under the “Portfolio Managers” table in the Summary section, please confirm that the footnote pertaining to Richard Fonash does not apply to portfolio manager Allison Mortensen, or revise as necessary.

Response:                                                                                        The footnote to the “Portfolio Managers” table for each Fund-of-Funds also applies to Allison Mortensen; each table will be revised as necessary.

Comment No. 15:                                              For the Aberdeen Emerging Markets Debt Local Currency Fund, please confirm that the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in emerging market debt securities that are denominated in the local currency of an emerging market country, as required by Rule 35d-1 under the 1940 Act.

Response:                                                                                        The Registrant confirms that the Aberdeen Emerging Markets Debt Local Currency Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in emerging market debt securities that are denominated in the local currency of an emerging market country, as required by Rule 35d-1.  The Fund’s “Principal Strategies” section will be modified to clarify this.

Comment No. 16:                                              For Aberdeen Funds only, under “Fund Management—Management Fees,” please describe the terms of the expense limitation agreements and terms of recapture, if applicable. This is in addition to the disclosure that already appears in the Aberdeen Funds’ SAI.

Response:                                                                                        Disclosure about the expense limitation agreements and terms of recapture will be added under “Fund Management—Management Fees” in the Aberdeen Funds prospectus.

Comment No. 17:                                              For each of the Aberdeen Select International Equity Fund and the Aberdeen Select International Equity Fund II, under the table “Fees and Expenses of the Fund” in the Summary section, please remove the footnote relating to the ratio of net expenses to average net assets where there is no related line item for Acquired Fund Fees and Expenses.

Response:                                                                                        The footnote relating to the ratio of net expenses to average net assets will be removed under “Fees and Expenses of the Fund” in the Summary section of Aberdeen Select International Equity Fund II where there is no related line item for Acquired Fund Fees and Expenses.  The footnote relating to the ratio of net expenses to average net assets will remain under “Fees and Expenses of the Fund” in the Summary section of the Aberdeen Select International Equity Fund as there is a related line item for Acquired Fund Fees and Expenses.

SAI Comments

Comment No. 18:                                              Also as noted under “General Comments” above, please review all page numbers and tables of contents for accuracy.

Response:                                                                                        The Registrants confirm that all tables of contents and page numbers will be reviewed for accuracy and, if necessary, corrected.

Comment No. 19:                                              In the “Additional Information on Portfolio Instruments and Investment Policies” section of each Registrant’s SAI, please correct the typo in the last sentence of the second paragraph.

Response:                                                                                        The last sentence of the second paragraph under “Additional Information on Portfolio Instruments and Investment Policies” will be revised as necessary.

Comment No. 20:                                              Under “Disclosure of Portfolio Holdings” in each Registrant’s SAI, in the disclosure of ongoing arrangements to make portfolio holdings information available to any person please disclose pursuant to Item 16(f)(2) of Form N-1A: (i) the frequency and lag of information made available to recipients, and (ii) whether compensation is paid for disclosure of such information.

Response:                                                                                        The Registrants will add language to the section “Disclosure of Portfolio Holdings” as necessary to clarify the frequency and lag of portfolio holdings information made available to recipients.  In addition, the Registrants confirm that no compensation is paid for disclosure of portfolio holdings information, as is currently disclosed in the following sentence included under “Disclosure of Portfolio Holdings” in each Registrant’s SAI: “Neither a Fund nor a Fund Representative may solicit or accept any compensation or other consideration in connection with the disclosure of portfolio holdings information.”

*                                         *                                         *                                         *                                         *

Should you have any questions concerning the above, please call the undersigned at (215) 405-5770.

Very truly yours,

/s/ Lucia Sitar
Lucia Sitar

cc:                                Jay Baris, Morrison & Foerster LLP

Elliot J. Gluck, Willkie Farr & Gallagher LLP

Rose F. DiMartino, Willkie Farr & Gallagher LLP